Exhibit 99.5

Titan Medical Reports Year-End 2020 Financial Results

TORONTO--(BUSINESS WIRE)--February 22, 2021--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of surgical technologies for robotic single access surgery, today announced the release of its annual financial results for the years ended December 31, 2020 and 2019. During the year ended December 31, 2020, the Company generated revenue of $20.0 million, resulting from development and license agreements with Medtronic plc, and raised aggregate net proceeds of approximately $22.0 million from equity financings and approximately $2.7 million from the exercise of warrants. The Company also received a $1.5 million 8% senior secured loan from an affiliate of Medtronic.

On December 31, 2020, the Company had cash and cash equivalents of approximately $25.5 million, compared to approximately $0.8 million on December 31, 2019. Since December 31, 2020, the Company has received approximately $10.0 million from the exercise of warrants and net proceeds of approximately $10.2 million from a financing which closed on January 26, 2021. The Company’s cash position was $42.5 million on January 31, 2021. In addition, the Company has also announced another financing with aggregate gross proceeds of $20.0 million, which is expected to close by the end of February 2021.

“The progress made in the second half of 2020 resulted in an incredible year of accomplishments to position Titan for success. Recently announced financing arrangements and warrant exercises add to that progress, further strengthening our cash position to support the development of the Enos™ robotic single access surgical system, as we prepare to commence human clinical studies.” said David McNally, President and Chief Executive Officer of Titan.

“During 2020, we also executed a license agreement and a separate development and license agreement with Medtronic, resulting in the Company’s first revenue of $20.0 million, by way of license payments. We believe Titan is in an excellent position to validate our vision of providing an innovative single access robotic surgical system. We are proud of our progress and recognize that our success is a direct result of the commitment and hard work of our entire team.”

Business highlights for the fourth quarter of 2020 and recent weeks include:

  On October 7, 2020, the Company announced the election of Paul Cataford, Anthony J. Giovinazzo, and Cary G. Vance as independent members to its board of directors.
  On October 26, 2020, the Company announced the achievement of a $10.0 million technical milestone under a development and license agreement with Medtronic.
  David McNally, President and CEO of Titan, presented a corporate overview and the Enos surgical system to a live virtual audience at the Benzinga Global Small Cap conference on December 9, 2020.
  On December 24, 2020, the Company received written notification from The Nasdaq Stock Market LLC that it had cured the bid price deficiency and regained full compliance with all applicable criteria for continued listing and trading on The Nasdaq Capital Market.
  On December 30, 2020, the Company announced that it received a written response from the U.S. Food & Drug Administration to its Request for Information in accordance with Section 513(g) of the U.S. Federal Food, Drug and Cosmetic Act, indicating that while the FDA's response does not constitute a classification decision, based on information provided to the agency, the Enos system is appropriate for classification through the De Novo pathway.
  On January 26, 2021, the Company announced the closing of an offering of 6,451,613 units of the Company sold on a "bought deal" basis whereby Bloom Burton Securities Inc. acted as underwriter for the offering and exercised its over-allotment option in full for an additional 967,741 units resulting in aggregate gross proceeds to the Company of approximately $11.5 million.
  On February 2, 2021, the Company announced it had entered into an agreement with underwriters Bloom Burton Securities Inc. pursuant to which Bloom Burton agreed to purchase, on a "bought deal" basis, 6,250,000 units of the Company at a price of $2.40 per Unit for aggregate gross proceeds of $15.0 million.
  On February 3, 2021, the Company announced it had entered into an agreement with Bloom Burton Securities Inc. to increase the amount of its previously announced offering of February 2, 2021, to 8,335,000 units of the Company at a price of $2.40 for aggregate gross proceeds of $20.0 million.
  On February 16, 2021, the Company launched “Titan Living Labs”, a new media-rich addition to its website providing access to stories behind the design, engineering and innovative technologies employed by Titan Medical’s engineering team for the Enos surgical system.

Financial results for the twelve months ended December 31, 2020 include:

Net and comprehensive loss for the year ended December 31, 2020, was $24.2 million or $0.36 per share, compared to a net and comprehensive loss of $41.9 million, or $1.37 per share, for the year ended December 31, 2019. These figures included research and development expenditures of $7.7 million for 2020 and $51.4 million for 2019, as well as a non-cash loss on change in the fair value of warrants of $27.9 million in 2020 and a non-cash gain on change in fair value of warrants of $19.8 million in 2019. The Company also had an aggregate gain on settlements with suppliers of $2.5 million in 2020.

The net and comprehensive loss for the three months ended December 31, 2020 was $20.6 million, compared with a net and comprehensive gain of $2.4 million, for the three months ended December 31, 2019. The comparative increase in comprehensive loss was primarily due to an increase in non-cash loss on the fair value of warrants of $29.8 million, and an increase of $3.4 million in research and development expenses after the Company secured additional financing, offset by $10.0 million in revenue from the development and license agreement with Medtronic, all in the three months ended December 31, 2020.

Cash and cash equivalents as of December 31, 2020 were $25.5 million, compared with cash and cash equivalents of $0.8 million as of December 31, 2019. At December 31, 2020, current liabilities, excluding warrant liability, were $6.6 million compared with $11.4 million as of December 31, 2019.

At December 31, 2020, the Company had working capital of $20.4 million compared to a working capital deficit of $9.7 million at December 31, 2019.

The Company has disclosed in its management’s discussion and analysis in respect of the 2020 annual financial year (“2020 MD&A”) that during the preparation of its financial statements for the year ended December 31, 2020, management became aware of certain errors in the calculation of asset and liability balances and the appropriate IFRS application and disclosure required for an amendment to a contract with an external development firm. After adjusting the financial statements of the Company as at and for the year ended December 31, 2020, the Company has concluded that the audited consolidated financial statements as at and for the year ended December 31, 2020 present fairly, in all material respects, the Company’s financial position, results of operations, changes in equity and cash flows in accordance with IFRS.

As the 2020 MD&A outlines, the Company identified a material weakness in its controls in 2020 and has developed a remediation plan which includes the following: i) engagement of one or more qualified and independent consulting firms with subject matter experts to assist with the Company’s internal accounting and reporting over complex accounting issues; ii) implementation of business information systems to support the work associated with the valuation and reporting of the warrant liabilities and other equity-based securities; and iii) the hiring of additional resources.

The consolidated financial statements for the year ended December 31, 2020, and December 31, 2019, have been prepared in accordance with International Financial Reporting Standards and International Accounting Standards as issued by the International Accounting Standards Board (“IASB”) and interpretations (collectively “IFRS”) and may be viewed at www.sedar.com and at www.sec.gov.

Investor Audio Webcast Information

Titan Medical will host an investor audio webcast at 4:30 p.m. ET today (February 22, 2021) to discuss the Company’s annual financial results for the years ended December 31, 2020 and 2019, and business highlights. The webcast can be accessed in the Investor Relations section on the Company’s website at www.titanmedicalinc.com.

About Titan

Titan Medical Inc., a medical device company headquartered in Toronto, is focused on developing robotic assisted technologies for application in single access surgery. The Enos™ system, by Titan Medical, is being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Certain of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including references to: the Company being focused on the design and development of surgical technologies for robotic single access surgery; the Company’s 2020 accomplishments position the Company for success; the Company’s preparation to commence human clinical studies; the Company’s belief that it is in an excellent position to validate its vision of providing an innovative single access robotic surgical system; the FDA’s indication that the Enos system is appropriate for classification through the De Novo pathway; the Company’s financing with aggregate gross proceeds of $20.0 million; the expected engagement of one or more qualified and independent consulting firms, the expected implementation of business information systems to support the work associated with the valuation and reporting of the warrant liabilities and other equity-based securities, and the expected hiring of additional resources; the Enos system being developed with dual 3D and 2D high-definition vision systems, multi-articulating instruments, and an ergonomic surgeon workstation; Titan’s intention to initially pursue gynecologic surgical indications with the Enos system; the license of certain of Titan’s robotic assisted surgical technologies and related intellectual property to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 and the Company’s 2020 annual management’s discussion and analysis (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Monique L. Delorme
Chief Financial Officer
+1-416-548-7522
investors@titanmedicalinc.com